UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                             SEC FILE NO.: 000-24640

                             CUSIP NO.: 203744 10 7


(Check One):
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR


                    For Period Ended: December 31, 1997

                    [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

                    For the Transition Period Ended:

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                NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
                THAT THE COMMISSION HAS VERIFIED ANY INFORMATION
                                CONTAINED HEREIN.
    ------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





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PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    Community Medical Transport, Inc.

Address of
Principal Executive Office:                 4 Gannett Drive
                                            White Plains, New York  10604


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


 [x]  | (a) The reasons described in reasonable detail in Part III of this
      |     form could not be eliminated without unreasonable effort or
      |     expense;
      | (b) The subject annual report, semi-annual report, transition report
      |     on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
      |     will be filed on or before the fifteenth calendar day following
      |     the prescribed due date; or the subject quarterly report or
      |     transition report on Form 10-Q, or portion thereof will be filed on
      |     or before the fifth calendar day following the prescribed due date;
      |     and
      | (c) The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

    The information necessary to complete the annual report could not be obtained on a timely basis.


PART IV - OTHER INFORMATION

(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
    notification:
                      Michael D. DiGiovanna (212) 878-1768

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that


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    the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                      [X] Yes             [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X] Yes             [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company anticipates that it will have a net loss of approximately $8,224,000 for the year ended December 31, 1997, as compared to net income of $394,000 for the year ended December 31, 1996. This decrease in net income is primarily a result of a charge to earnings for an intangible write down of approximately $5,400,000; for a write down of accounts receivable of approximately $1,400,000; and for certain acquisition costs incurred in connection with acquisitions which the Company decided not to pursue at the present time and other charges in the amount of approximately $1,200,000.

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                        Community Medical Transport, Inc.
  ----------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date: March 31, 1998                   By: /s/Donald J. Panos
                                              Donald J. Panos,
                                              Chief Financial Officer



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